UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 13, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Start of Phase II Clinical Study for Rabies Monoclonal Antibody
Combination in the Philippines

Leiden, The Netherlands, 13 May 2008 – Dutch biotechnology company Crucell N.V. today announced that its rabies monoclonal antibody combination product has entered a second phase II clinical study in the Philippines. On 31 March 2008 the company announced the start of a first phase II clinical study in the U.S.

At the beginning of the year, Crucell announced a collaboration and commercialization agreement with sanofi pasteur for Crucell’s rabies monoclonal antibody combination product to be used in combination with rabies vaccines for post-exposure prophylaxis against this fatal disease. Crucell received an initial payment of €10 million following the execution of the agreement and will be eligible for milestone payments of up to €66.5 million. The first phase II study, as announced in March 2008, marked an important milestone in the collaboration agreement.

The second phase II clinical trial will be a randomized, single-blind, controlled study in 48 healthy adolescents and children. The study will test the rabies monoclonal antibody combination product in association with sanofi pasteur’s rabies vaccine and will compare it to the human rabies immune globulin, which is currently administered with the vaccine. The main parameters under investigation will be safety, tolerability and (rabies virus) neutralizing activity. This clinical trial aims to generate safety data in children in Asia, complementing the safety data generated in adult volunteers during a phase I trial conducted in India. Jointly, the combined data allows a swift phase III clinical evaluation of the monoclonal antibody combination in individuals exposed to rabies in endemic areas like Asia.

“We are clearly on a fast track with the development of this new rabies treatment”, said Ronald Brus, Crucell’s Chief Executive Officer. “Our rabies antibody combination product is highly suitable to replace the currently used serum-based products. This antibody product can be produced in sufficient quantities to cover public and private sectors needs by the use of our PER.C6® technology. Expanded product availability would clearly help combat the supply restrictions of serum-based immune globulin products. The continued rapid development of our rabies antibody product in combination with sanofi pasteur’s rabies vaccine can therefore considerably reduce the global burden of this fatal disease.”

Sanofi pasteur is the worldwide market leader in providing biologicals for pre- and post-exposure prophylaxis against rabies. In the last 20 years, over 20 million people in 100 countries have been treated with sanofi pasteur's rabies products.

Peak sales for Crucell’s rabies monoclonal antibody combination product are expected to exceed US$ 300 million.

About rabies
Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of this fatal disease have appeared. Rabies is prevented by post-exposure prophylaxis (PEP) with the combined administration of a rabies vaccine and rabies immune globulin (RIG). Rabies is prevalent in Europe, Asia, Africa, North America and South America. Every year approximately 10 million people are vaccinated against the disease worldwide. Rabies causes over 50,000 deaths each year, mainly in Asia and Africa.

About Crucell’s rabies monoclonal antibody program
Crucell’s rabies monoclonal antibody product is a combination of two human monoclonal antibodies, generated using Crucell’s MAbstract® technology and produced using Crucell's PER.C6® technology. Crucell’s rabies monoclonal antibody combination offers the potential to replace the traditional serum-based products that are currently used for rabies post-exposure prophylaxis. Phase I clinical trials conducted in the United States and India demonstrated safety and the ability to protect. The antibody combination is well tolerated, provides the expected virus neutralizing activity and can be safely administered in association with a rabies vaccine. The program has been granted a Fast Track designation by the Food and Drug Administration’s (FDA) Department of Health and Human Services. The Fast Track program facilitates the development and expedites the review of new drugs that are intended to treat serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs.

In December 2007, Crucell and sanofi pasteur signed an exclusive collaboration and commercialization agreement for Crucell’s rabies monoclonal antibodies, next-generation rabies biologicals, to be used with sanofi pasteur rabies vaccine for post-exposure prophylaxis against this fatal disease. Under the terms of the agreement, Crucell will continue to perform the development activities. Crucell will be responsible for the manufacturing of the final product and will retain exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF.

About PER.C6® technology
Crucell's PER.C6® technology is a cell line developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. The strengths of the PER.C6® technology lie in its safety profile, scalability and productivity under serum-free culture conditions.

About MAbstract® technology
Crucell's proprietary MAbstract® technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biotechnology company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell’s core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Portugal, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under generally accepted accounting principles in Europe (IFRS).

For further information please contact:

Media:	Investors/Analysts:
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: +31-(0)71-519 7346	Tel: +31-(0)71-519 7064
press@crucell.com	ir@crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 13, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations